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FORM 4
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                                                                                                               OMB APPROVAL
                                                                                                     -------------------------------

                                                                                                     OMB Number            3235-0287
                                                                                                     Expires:     September 30, 1998
                                                                                                     Estimated average burden
                                                                                                     hours per response .........0.5

                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549

                                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                               to Issuer
   Ballard, William                          Tengtu International Corp. (TNTU)                 (Check all applicable)
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   (Last)   (First)    (Middle)           3. IRS or Social Security  4. Statement for          [X] Director       [X] 10% Owner
                                             Number of Reporting        Month/Year             [ ] Officer        [ ] Other (specify
                                             Person (Voluntary)                                    give title         below)
Sherway Executive Center                                                5/02                       below)
310 North Queen Street, Suite 103N                                   ---------------------------------------------------------------
----------------------------------------                             5. If Amendment, Date  7. Individual or Joint/Group Filing
            (Street)                                                    of Original            (check applicable line)
                                                                        (Month/Year)          [X] Form Filed by One Reporting Person
                                                                                              [ ] Form Filed by More than One
Etobicoke, Ontario M9C54K Canada                                                                  Reporting Person
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(City)      (State)        (Zip)          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security           2. Trans-    3. Trans-   4. Securities Acquired (A)  5. Amount of   6. Owner-   7. Nature
   (Instr. 3)                     action       action      or Disposed of (D)          Securities     ship        of In-
                                  Date         Code        (Instr. 3, 4 and 5)         Beneficially   Form:       direct
                                               (Instr. 8)                              Owned at       Direct      Bene-
                                  (Month/                                              End of         (D) or      ficial
                                   Day/                                                Month          Indirect    Owner-
                                   Year)                                               (Instr. 3      (I)         ship
                                                                                        and 4)        (Instr. 4)  (Instr. 4)
                                            ---------------------------------------
                                               Code  V     Amount (A) or (D)  Price
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Common Stock                      5/31/02      J (1)       20,834     A        $0.30   13,203,841 (2)    I        By Orion Capital
                                                                                                                  Incorporated
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                              (Over)
     * If the form is filed by more than one reporting person, see instruction 4(b)(v).

[ ]  Check this box if no longer
     subject to Section 16. Form 4
     or Form 5 obligations may
     continue. See Instruction 1(b).

  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of     2. Conver-   3. Trans-  4. Transac-  5. Number of Deriv-
   Derivative      sion or      action     tion Code    ative Securities
   Security        Exercise     Date       (Instr. 8)   Acquired (A) or
   (Instr. 3)      Price of     (Month/                 Disposed of (D)
                   Deriv-        Day/                   (Instr. 3, 4,
                   ative         Year)                   and 5)
                   Security
                                        ----------------------------------
                                           Code   V      (A)       (D)
--------------------------------------------------------------------------

--------------------------------------------------------------------------

  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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
6. Date Exer-       7. Title and Amount of     8. Price  9. Number   10.Owner-  11. Na-
   cisable and         Underlying Securities      of        of          ship        ture
   Expiration          (Instr. 3 and 4)           Deriv-    Deriv-      Form        of In-
   Date                                           ative     ative       of De-      direct
   (Month/Day/                                    Secur-    Secur-      rivative    Bene-
     Year)                                        ity       ities       Secu-       ficial
                                                  (Instr.   Bene-       rity:       Own-
                                                   5)       ficially    Direct      ership
                                                            Owned       (D) or      (Instr. 4)
                                                            at End      Indi-
                                                            of          rect (I)
                                                            Month       (Instr. 4)
                                                            (Instr. 4)
-------------------------------------------
   Date     Expira-    Title     Amount or
   Exer-    tion                 Number of
   cisable  Date                 Shares
-----------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) Acquired pursuant to a consulting agreement between Orion Capital Incorporated and Tengtu International Corp. The agreement provides for Orion Capital Incorporated to receive 250,000 shares of common stock of Tengtu International Corp. in monthly ratable installments prior to December 2002.

(2) Orion is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged to Orion as security for a loan made by it to an officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Mr. Ballard disclaims beneficial ownership as to these shares.

                  /s/ WILLAM BALLARD                            June 5, 2002
                  -------------------------------           --------------------
                  **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 1474 (7/96)